UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: Advisors Preferred Trust 811-22756 OnTrack Core Fund								Date examination completed: September 15, 2020
2. State identification Number:
AL	By Fund 54915#	AK	By Fund not registered	AZ	By Class Advisor Class: No permit #	AR	By Fund 60030170	CA	By Trust no permit #	CO	By Trust 2013-52-250
CT	By Fund Not registered	DE	By Fund Not registered	DC	By Class Not registered	FL	None required	GA	By Trust 49318	HI	By Fund not registered
ID	By Fund Not registered	IL	60027229	IN	13-0029IC	IA	By Class Not registered	KS	By Fund Not registered	KY	Not registered
LA	By Prospectus Advisor Class 163151 Investor Class 173075	ME	By Class not registered	MD	By Class Not registered	MA	By Class Not registered	MI	By Class Not registered	MN	By Trust R-55307.1
MS	By Class Not registered	MO	By Fund R2013-394	MT	By Class Not registered A	NE	By Class Not registered	NV	By Fund Not registered	NH	By Trust Not registered
NJ	By Prospectus insert #	NM	By Class Not registered	NY	By Fund S33-30-88	NC	By Trust GFAP	ND	By Class Not registered	OH	By Prospectus Not registered

OK	By Class Not registered	OR	By Fund 2013-1759	PA	By Trust 2013-02-070MF	RI	By Fund No Permit #	SC	By Fund MF20045	SD	By Class Not registered
TN	By Class Advisor Class: N2019B-0415	TX	By Class Investor C 103170 Advisor C 105075	UT	By Prospectus Not registered	VT	By Class Not registered	VA	By Trust By Trust 183038	WA	By Class Investor Class 60063839
WV	By Class Advisor Class 81601	WI	By Class Advisor Class 00679648	WY	By Trust No Permit #	PR	By Class Not registered	GU	By Trust No permit #	VI	By Trust Not registered
2. Other (specify):
3. Exact name of investment company as specified in registration statement: OnTrack Core Fund, a series of the Advisors Preferred Trust
4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

September 15, 2020

We, as members of management of the OnTrack Core Fund (the “Fund”), a series of Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of April 30, 2020, and from December 31, 2019, through April 30, 2020.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of April 30, 2020, and from December 31, 2019, through April 30, 2020, with respect to securities reflected in the investment account of the Fund.

OnTrack Core Fund

/s/ Catherine Ayers-Rigsby
Principal Executive Officer

/s/ Christine Casares
Principal Financial Officer

Report of Independent Public Accountant

To the Board of Trustees of

Advisors Preferred Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the OnTrack Core Fund (the “Fund”), a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the Act) as of April 30, 2020. Management is responsible for its assertion about compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of April 30, 2020, and with respect to agreement of security purchases and sales, for the period from December 31, 2019 (the date of our last examination), through April 30, 2020:

•	Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC (“NFS”) and U.S. Bank, N.A (the “Custodian”), without prior notice to management.

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•	Reconciliation of all such securities to the books and records of the Fund, NFS and the Custodian.

•	Agreement of five security purchases and five security sales or maturity since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of April 30, 2020, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Chicago, ILLINOIS

September 15, 2020